Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-262142 on Form S-8 and to the use of our report dated March 14, 2024 relating to the consolidated financial statements of The Real Brokerage Inc., appearing in this Annual Report on Form 40-F for the year ended December 31, 2023.

/s/ Brightman Almagor Zohar & Co

Brightman Almagor Zohar & Co

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

March 14, 2024